Exhibit 99.57

VOX ANNOUNCES ANNUAL AND EXTRAORDINARY GENERAL MEETING RESULTS

TORONTO, CANADA – June 23, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce the voting results of its Annual and Extraordinary General Meeting (the “Meeting”) of ordinary shareholders (“Shareholders”) held on June 22, 2021.

Shareholders voted in favour of all resolutions presented at the Meeting, including the election of the Company’s five director nominees. Detailed results of the vote on all resolutions put to Shareholders are shown below:

	Votes For		Votes Withheld
Nominee	Number	Percent	Number	Percent
Kyle Floyd	25,894,328	96.96%	811,642	3.04%
Rob Sckalor	25,879,828	96.91%	826,142	3.09%
Alastair McIntyre	26,479,828	99.15%	226,142	0.85%
Andrew Kaip	26,480,828	99.16%	225,142	0.84%
Pascal Attard	25,879,828	96.91%	826,142	3.09%
Appointment of auditor	27,609,130	99.47%	146,128	0.53%
Approval of the continuance	26,670,970	99.87%	-	-

With the approval of Shareholders for the continuance of the Company to Ontario, Canada, Vox intends to effect and complete the continuation in early Q3 2021. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circulated dated May 25, 2021 available on SEDAR (www.sedar.com) and the Company’s website at: www.voxroyalty.com/_resources/agm/Vox-2021-AGM-Circular.pdf.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Vox’s anticipated continuation from the Cayman Islands to Ontario, Canada.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: regulatory restrictions and the requirement for regulatory approvals; the impact of the COVID-19 pandemic. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.